Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – June 30, 2007

This Management’s Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp’s financial results for the quarter ended June 30, 2007. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com.   This MD&A is current as of August 8, 2007.

Overall Performance

Nature of Business and Overall Performance

On May 29, 2007 Baja Mining Corp. (the “Company”) announced the completion of the Definitive Feasibility Study (“DFS”) for the Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project”) located at Santa Rosalia, Baja California Sur, Mexico.  The DFS highlights important improvements on the Updated Preliminary Economic Assessment released on February 7, 2007, particularly with the increased resource estimate that will facilitate increased near-term copper production. The DFS has confirmed the robust economics and technical aspects of the Boleo Project.  The Company is now focused on completing the financing and commencing the construction of the Boleo Project.

The Company was incorporated in 1985 and has been engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation (now know as “Mintec Processing Ltd.”, or “Mintec”). The business combination resulted in a change of control of the Company whereby Mintec was deemed to be the acquirer. The transaction was accounted for under the purchase method, on a reverse take-over basis (“RTO”).  Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), owns a 100% interest in the development stage copper-cobalt-zinc-manganese mineral deposit.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $67 million has been spent on exploration and completion of the DFS on the Boleo Project.

The Boleo property consists of roughly 10,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended June 30, 2007

Completion of NI 43-101 Definitive Feasibility Study

Baja Mining is now in a position to fast-track project development to achieve production in mid-2009.  The DFS is a compilation of the results of two test mining programs, two process pilot campaigns, as well as numerous bench scale tests, and a +38,000 metre in-fill drill program completed on the Boleo project.

Highlights

•

Commercial life-of-mine average cash cost operating cost of negative $0.07/lb of produced copper, net of by-products

•

Average annual production, for the first four years of production:

o

Copper cathode: 55,750 tonnes

o

Cobalt cathode: 1,535 tonnes

o

Zinc contained metal: 6,300 tonnes

•

Total Capital Cost is $568.4 million

•

Proven and probable reserves provide for initial 25 year mine life

•

Measured and Indicated resources: 277.2 million tonnes grading 1.77% copper equivalent

•

Inferred resources: 253.2 million tonnes grading 1.29% copper equivalent

•

After-tax IRR of 24.7% at base-case metal prices, or 46.0% at current market prices

•

After-tax NPV (at an 8% discount rate) of $700 million (exclusive of any credit for manganese), or $2.3 billion at current metal prices

•

Upside from potential manganese production is still available, and could increase the base case NPV by an additional $302 million

•

Manganese (contained in manganese carbonate) production could exceed 100,000 tonnes/year at the current design capacity

The DFS incorporates capital and engineering estimates prepared by Bateman Engineering Inc. (“Bateman”) and Wardrop Engineering Inc. (“Wardrop”) for the process plant and mine plan developed by Agapito Associates, Inc (“AAI”), Australian Mine Design and Development (“AMDAD”) and Wardrop in accordance with NI 43-101 standards.

Engineering Update

The Company has signed contracts for the Basic Engineering package for its Boleo copper, cobalt project in Baja California Sur, Mexico.  With the completion of the DFS, headed by Bateman, the project engineering team that had been assembled for that work will now continue to develop the Baseline and Basic Engineering package that is necessary before starting Detailed Engineering and Construction. Contracts have now been signed with Wardrop of Vancouver, B.C., Bateman of Brisbane, Australia, and The Industrial Company (“TIC”), of Steamboat Springs, Colorado.  The next phase of work will include Basic Engineering for the process and plant design, early (long lead item) procurement, and the development of master schedules and the final Engineering, Procurement and Construction Management (“EPCM”) contracts.

TIC, which has extensive construction experience in Mexico, will be assisting Wardrop and Bateman by conducting ‘constructability’ reviews and participating in development of local pricing and schedules. TIC is a direct-hire, heavy industrial contractor providing world-class construction expertise throughout North America, including the U.S., Canada and Mexico. TIC’s construction work in Mexico is conducted through its wholly owned subsidiary, MexTICa.  TIC is privately owned, and had 2006 revenues in excess of $1.7 billion.  As negotiations continue towards the final EPCM contracts, it is envisaged that TIC will take the lead role in the construction of the project.

Financing Update

Strong support of the Boleo project has been shown by the financial community, including project finance lenders and metal off-take parties. Baja is working closely with its advisor, Endeavour Financial International Limited, which has distributed its financial information memorandum to the commercial bank market and other potential lenders. The senior debt responses have now been received and the Company is progressing discussions with potential lenders, with a view to appointing the senior lender group in August.  Discussions are also continuing on off-take agreements and subordinate debt financing.

Management and Personnel Additions

The appointment of:

•

Ron Hamm, P. Eng, Manager – Engineering

Mr. Hamm graduated with a BSc. Eng (Elec) degree from the University of the Witwatersrand in 1972.  He then joined Westinghouse Bellambie’s telecontrol division where his roles ranged through design commissioning and project management.  Over a period of five years his contracts included the reticulation control of five South African cities as well as the Richards Bay coal railway line.  Mr. Hamm then moved on to Asea Electric where he spent four years as the senior commissioning engineer for the Southern African region, commissioning projects ranging from hydroelectric generation and power distribution systems, ferro-alloy, steel and PGM furnaces to mine winders operating on diamond, gold and coal mines.  He next joined Titaco Projects where he moved from discipline engineer to project engineer and finally project manager, working on projects including ferro-alloy furnaces, diamond and ferro-alloy recovery plants and PGM and copper refineries.  In 1995 Mr. Hamm immigrated to Canada as branch manager for Titaco and was primarily involved in business development on smelters and ferro-alloy recovery projects.  Following the take over of Titaco by Bateman Engineering in 2000, Mr. Hamm continued as branch and business development manager for Bateman’s complete process product line, which included base and precious metal refineries and diamond and ferro-alloy recovery plants.  During this time he was involved in the design, construction, commissioning and project management aspects of projects.

Results of Operations

Comparison of the six months ended June 30, 2007 to June 30, 2006

Operations

On May 29, 2007 the Company moved from the exploration stage to the development stage at its Boleo Project, with the completion of the DFS by Bateman. With the published economic and technical results confirmed by the DFS, the Company began to capitalize its development costs effective June 1, 2007, and had capitalized $459,767 in development costs by the end of June. The Company currently has no revenue generating activities other than interest income. For the six-month period ended June 30, 2007, the Company recorded a loss for the period of $9,375,617 ($9,158,129 in 2006) or $0.09 ($0.10 in 2006) loss per share. The increased costs are consistent with the drive to complete the DFS and prepare for construction.

Exploration Expenses

The Company incurred $8,135,068 in exploration expenses during the six month period ended June 30, 2007 ($7,930,525 in 2006) and the significant changes over the prior period are detailed below:

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Costs of drilling - including the completion of the extensive 38,000 metre drilling program in 2007.  This resulted in total costs during the six months ended June 30, 2007 of $1,410,568 compared to $622,212 during the six months ended June 30, 2006, an increase of $788,356;

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Costs of feasibility studies – including the completion of all the technical work required to complete the DFS.  This resulted in total costs during the six months ended June 30, 2007 of $2,761,443 compared to $1,926,056 during the during the six months ended June 30, 2006, an increase of $835,387;

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Costs of geological and environmental - including increased work for the completion and acceptance of the Company’s environmental manifesto, increased geological work and creation of the environmental trust fund requiring the payment of US$100,000 and a non-cash fair value assessment of the special warrants totalling $805,161. This resulted in total costs during the six months ended June 30, 2007 of $1,506,706 compared to $190,071 during the six months ended June 30, 2006, an increase of $1,316,635;

•

Cost of the pilot plant during 2006 - including building and testing the phase 2 pilot plant. This cost $3,246,937 during the six months ended June 30, 2006 compared to $NIL in 2007;

•

Costs of professional and consulting fees - including the increased use of external consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, Updated PEA, completion of the DFS and beginning of development.  Related party fees decreased due to more extensive use in 2006 of the vice president - metallurgy/process  This resulted in total costs during the six months ended June 30, 2007 of:

o

Related party; $198,130 of fees to management and Company officers compared to $268,112 during the prior period, a decrease of $69,982;

o

Other; $684,756 compared to $333,987 during the prior period, an increase of $350,769;

•

Cost of project financing during the quarter is non-cash accretion of the discounted special warrants liability of $62,965; and

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Costs of wages and subcontracts - including the significant mining and managerial experience that was acquired starting in Q2 of 2006 and continuing to June 2007 with five new mining executives added to Baja and the capitalization of $92,061 in 2007. This resulted in total costs during the six months ended June 30, 2007 of $313,316 compared to $161,761 during the six months ended June 30, 2006.

The Company completed the DFS and published it during the second quarter of 2007, and it will be utilized to secure financing of the El Boleo project.  Although the Company is highly optimistic about the senior debt responses that have now been received, the Company has not obtained any written commitments or undertaking at filing, and there is no guarantee the Company will be able to secure any financing. The outcome of the various project financing negotiations will dictate when construction will commence in 2007.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2007 were $2,247,135, an increase of $1,022,036 compared with the previous year of $1,225,099. The increased costs represented the increased support required for  advancing the Boleo project, the rising regulatory costs associated with increased regulatory requirements in Canada (and now the United States, as the Company enters the US regulatory arena), and the support required as the Company has moved into the development stage.  The increased costs are outlined as follows:

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Audit and legal fees: $149,884 ($106,299 in 2006) - the increase is a result of  2007 quarterly review fees, additional legal fees in Mexico, Canada and the US relating to the property, TSX listing, US 20-F and 40-F filings and review of these various reports, as well as the general growth in the complexity of the business;

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Filing, exchange and transfer agent fees: $235,220 ($46,297 in 2006) - the increase resulted from the Company’s initial listing Fee on the TSX of $153,000, project activity, resulting disclosure requirements, financings and option and warrant conversions;

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Directors fees: monthly fees for the independent directors, totalling $28,250 during the six months ended June 30, 2007, became effective March 1, 2006;

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Management and consulting fees:

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Related party; $72,000 ($57,000 in 2006) - related party management fees include part of the CEO’s fees relating to administration;

o

Other; $85,191 ($109,134 in 2006) - consulting fees were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;

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Office and general: $169,727 ($70,649 in 2006) - the increased activities and personnel required upgrades in operating leased office equipment, higher uses of office supplies and Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

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Promotion, tradeshow and marketing: $314,695 ($100,026 in 2006) – In addition to the www.bajamining.tv shot, management attended several events during 2007 including those in Las Vegas, New Orleans, Vancouver and Toronto.  The Company has also expanded its investor awareness programs during the period.

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Rent: $89,283 ($53,225 in 2006) - due to expansion, the Company took on additional space in August 2006, and commencing February 2007 has taken back space previously subleted;

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Stock based compensation: $481,853 ($373,341 in 2006) - during the six months ended June 30, 2007, the Company granted 500,000 options, and in addition amortized unvested options granted during the prior year.  The increase in share price has increased the fair value of the options. The stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company;

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Travel: $135,002, ($98,928 in 2006) - travel has been allocated between exploration and administration based upon the purpose of the travel.  Most travel to site was for technical purposes and was allocated to exploration; however, in 2006 and 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding and to increase the Company’s profile and investor awareness programs; and

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Wages and subcontractors : $396,809 ($130,180 in 2006) - costs have increased due to additions of key employees and the recruitment of additional administration staff after the first quarter of 2006 that will continue as the Company moves towards construction.

Other items

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Foreign exchange gain (loss): $892,872 (negative $131,843 in 2006) - resulted from all previous financing raised in CDN dollars, and with the increased expenditures there were significant payments required in Mexican Pesos, US dollars and other currencies.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

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Interest income: $113,714 ($129,338 in 2006) - the Company invested the equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant interest during the period.  The balance of short term guaranteed term deposits has decreased to $4,552,486 at June 30, 2007.

Comparison of the three months ended June 30, 2007 to June 30, 2006

Operations

For the three month period ended June 30, 2007, the Company recorded a loss for the period of $3,798,604 (loss of $7,227,621 in 2006) or $0.03 per share (loss of $0.07 per share in 2006).  The results are representative of the significantly higher exploration activity in 2006, specifically the pilot plant, and the move into development at June 1, 2007.  The increased administrative support required in 2007 compared with the same period in 2006, is reflected in the higher administrative costs.

Exploration Expenses

The Company incurred $3,743,347 in exploration expenses during the three month period ended June 30, 2007 ($6,437,004 in 2006).  This decrease is the result of the following significant changes:

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Cost of drilling includes minimal drilling in 2007 compared with a significant drilling program in 2006.  This resulted in total costs during the three months ended June 30, 2007 of $117,147 compared to $542,258 during the three months ended June 30, 2006, a decrease of $425,111;

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Cost of the pilot plant during 2006 includes building and testing the phase 2 pilot plant. This cost $2,808,628 during the three months ended June 30, 2006 compared to $NIL this quarter;

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Cost of professional and consulting fees includes the increased use of external consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the completion of the DFS and the beginning of development, including the capitalization of $267,974 in 2007.  Related party fees decreased due to extensive hours required in 2006 of the vice president - metallurgy/process.  This resulted in total costs during the three months ended June 30, 2007 of:

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Related party; $73,600 of fees to management and Company officers compared to $167,644 during the prior quarter, a decrease of $94,044;

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Other; $596,352 compared to $257,629 during the prior quarter, an increase of $338,723;

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Cost of project financing during the quarter is non-cash accretion of the discounted special warrants liability of $32,295;

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Wages and subcontractors : $122,166 ($96,149 in 2006) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the first quarter of 2006 that will continues as the Company moves towards construction, and the capitalization of $92,061 in 2007; and

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Cost of stock-based compensation includes, new and existing mining and managerial personnel who were issued stock options in the second quarter of 2007, with a fair value of $684,056, while only $397,349 was the fair value of the options issued in 2006.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2007 were $1,017,052, an increase of $327,808, compared with the previous year of $689,244.  The increased costs represented the increased support required for the growing Boleo project, the increased regulatory costs associated with increased regulatory requirements in Canada (and now the United States as the Company enters the US regulatory arena) and the support required as the Company completed the DFS.  The significant changes during the quarter are outlined as follows:

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Filing, exchange and transfer agent fees: $22,823 ($29,415 in 2006) – In 2006 the Company closed a $23 million financing, which resulted in much higher quarterly activity and disclosure requirements;

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Promotion, tradeshow and marketing: $164,664 ($31,049 in 2006) – Attendance at several investor awareness events during Q2 2007 and the expansion of the investor awareness programs during the period;

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Travel: $99,920, ($62,175 in 2006) - travel has been allocated between exploration and administration based upon the purpose of the travel.  Most travel to site was for technical purposes and was allocated to exploration; however, in 2006 and more in 2007 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to secure funding and to increase the profile and investor awareness programs; and

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Wages and subcontractors : $209,527 ($64,505 in 2006) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the first quarter of 2006 and continuing as the Company moves to the next stage of the El Boleo project.

Other items

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Foreign exchange gain (loss): $932,114 (versus a loss of $216,907 in 2006) - resulted from all previous financing raised in CDN dollars, and with the increased expenditures there were significant payments required in Mexican Pesos, US dollars and other currencies.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

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Interest income: $29,681 ($115,534 in 2006) - the Company invested the $23 million equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant interest during the period. The balance of short term guaranteed term deposits has decreased to $4,552,486 at June 30, 2007

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(2,713,964)	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,554,266)	$(3,798,604)
Basic and diluted loss per share for the period	$(0.04)	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)	$(0.05)	$(0.03)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during all eight quarters as disclosed above.  The Company raised equity financing to support the exploration costs.  In 2006 the Company committed to raise the funds required to complete the DFS, and in April 2006 raised $23 million in an equity issue.  This resulted in a significant increase in expenditures over the final three quarters of 2006 and the first two quarter of 2007 compared to the previous three quarters.  On May 29, 2007 the company announced the results of the DFS, and effective June 1, 2007 moved to the development stage and began capitalizing project costs.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and resulted in a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at June 30, 2007 was $4,790,956 compared with working capital of $10,060,278 as at December 31, 2006, a reduction of $5,269,322 as a result of the continued exploration activities.  During the six months ended June 30, 2007 the Company received $3,466,975 through the exercise of options and warrants, while during the six months ended June 30, 2006 it raised $24,575,876 through the exercise of options and warrants, and a private placement.  The Company spent $7,308,300 ($8,036,233 in 2006) in exploration and other costs, resulting in the completion of the DFS.  The Company also purchased an additional $928,507 ($201,515 in 2006) in property, plant and equipment and capitalized $499,490 ($NIL in 2006) in mineral properties and related deferred costs.

The Company’s cash and term deposit position as at June 30, 2007 was $5,293,572 compared to $10,349,929 at December 31, 2006, a decrease of $5,056,357 as a result of exploration.  The Company has $1,270,295 ($1,139,707 at December 31, 2006) of current liabilities, an increase of $130,588 from the December 31, 2006 of completion of DFS.

The current obligations of the company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$788,249 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option.  The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

As at June 30, 2007, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$339,000	$105,000	$208,000	$26,000	Nil
Contract obligations[2,3,4]	$3,328,000	$3,088,000	$240,000	Nil	Nil
Purchase obligations	NIL	NIL	Nil	Nil	Nil
Other long term liabilities[5]	$1,060,000	Nil	$353,000	$707,000	Nil
Total	$4,727,000	$3,193,000	$801,000	$733,000	Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, one on a month to month basis and the other expiring in August 2007, which will be continued month to month.  The combined monthly lease is 16,800 Pesos (CDN$1,800).

2

The Company signed an agreement with Bateman Engineering Inc. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.9 million. The definitive feasibility study was completed and the agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $13.6 million under the agreement, for a remaining commitment of $0.3 million.

3

The Company signed an agreement with Wardrop Engineering Inc. (“Wardrop”) to complete the set-up and baseline phase of the Boleo Project. The estimated contract value including approved change orders is $2.8 million. The agreement may be terminated upon thirty days written notice. As at June 30, 2007, the Company has paid or accrued a total of approximately $0.3 million under the agreement, for a remaining commitment of $2.5 million.

4

During 2006, the Company signed a management consulting agreements with a company with a common director and officer of the Company with future commitments for 2007 to 2009 aggregating $528,000.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, entitled ‘Overall Performance’.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipate moving into the construction phase of the El Boleo project during this year. The Company has no revenue from operations except interest income and do not expect to generate any revenue from operations until completion of construction and commencement of operations.  The Company expects to raise the required capital through a combination of debt and equity financing.  The Company is well advanced in the process of discussions with various financial intermediaries.

While current cash reserves are expected to be adequate until the completion of the next quarter, the Company will require additional funds for the project capital costs.  Capital costs to develop the Boleo project for the production of copper, cobalt and zinc sulphate (but not manganese) have been prepared by Bateman, Wardrop, AMDAD, AAI and the Company. The estimated direct capital cost of the project, excluding working capital requirements, is $407 Million. The total project cost (exclusive of certain mobile equipment that will be leased), including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% overall Contingency is $568 Million. A summary of capital costs is listed below:

Project Area	Capital Cost
Overall Site	$39,142,000
Mining	$59,678,000
Process Plant	$160,322,000
Site Services	$94,285,000
Buildings	$14,956,000
Construction Indirects and Freight	$39,063,000
Direct Field Costs	$407,446,000
EPCM	$45,805,000
Contingency	$62,349,000
Owner’s Costs	$36,773,000
Mine Pre-development	$16,019,000
Total DFS Value	$568,392,000

Outside of the construction costs of the Boleo project, outlined above, the Company anticipates or have committed to the following expenditures over the next 12 months:

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Final presentation and billing of definitive feasibility study on the Boleo Project of approximately $300,000;

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Permitting activities on the Boleo Project of approximately $200,000;

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Wages, management fees and subcontracts of approximately $2,600,000

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General and administrative expenses, including travel, of approximately $2,100,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although the Company is currently seeking debt for project financing, it will continue to depend upon equity capital to finance its business activities.  Although management has successfully raised significant amounts of capital in the past, there are no assurances that capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company

Off-Balance Sheet Arrangements

The Company has no material off-balance-sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the six month period ended June 30, 2007, the Company paid $302,280 ($325,113 in 2006) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 113,301,509 issued and outstanding.  The Company also had 9,035,000 outstanding stock options and 19,781,491 outstanding warrants available to be exercised.

Between June 30, 2007 and the date of filing, the Company granted no additional stock options, and 255,000 options were exercised at $0.35 for gross proceeds of $89,250.

Between June 30, 2007 and the date of filing, an additional 373,585 warrants were exercised, for gross proceeds of $452,898.  No additional warrants were issued.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.  Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.  As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The liability is accreted (or increased) over time through periodic charges to earnings.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the position of the grantee.  The increase in contributed surplus as a result of each grant is transferred to share capital along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Changes in Accounting Policies including Initial Adoption

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards adopted on January 1, 2007 include:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA sections 3855 and 1530 have been adopted by the Company on January 1, 2007 and have no impact on the opening equity or balance sheet of the Company.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

As at December 31, 2006, an evaluation was completed, and the Company’s CEO and CFO concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation was disclosed and that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has spent time and resources addressing the issue during 2006 and the first quarter of 2007.  As a result of a broad review of disclosure controls and internal controls over financial reporting that was undertaken in 2006 and implemented early in the first quarter of 2007, the Company made significant changes to its disclosure controls and internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A effective March 29, 2007.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

As a result of a broad review of internal controls over financial reporting that was undertaken in 2006, and implemented early in the first quarter of 2007, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A, and became effective March 29, 2007.

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved.  Significant documentation and changes as outlined above have occurred.  With the new system implemented, management is confident that material weaknesses related to cash, reporting weaknesses and segregation of duties issues can be mitigated.  Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involve degrees of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled.  There is no assurance that if significant quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. has published the results of the DFS on May 29, 2007.  The Company is continuing to work with the various potential lenders, with a view to appointing the senior lender group in August, 2007.  Having contracted the set-up and baseline team, the Company continues to fast-track project development with the objective of achieving production in 2009.

In addition, the Company has continues discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

This report contains certain “forward-looking statements”. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.